

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2022

Julie K. Streich
Chief Financial Officer and Interim Chief Executive Officer
Barnes Group, Inc.
123 Main Street
Bristol, Connecticut 06010

Re: **Barnes Group, Inc.**
Form 10-K for the fiscal year ended December 31, 2021
Filed February 22, 2022
File No. 001-04801

Dear Ms. Streich:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: J. Williams, Executive Assist to CEO